SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115

EXHIBIT INDEX APPEARS ON PAGE 15

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2006 and 2005

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2006 are included herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
June 26, 2007

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2006					December 31, 2005				
	Non-Participant Directed	Participant Directed				Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$ 1,321,453,397				$ 1,321,453,397	$ 1,034,483,331				$ 1,034,483,331
The Sherwin-Williams Company preferred stock				$ 433,214,560	433,214,560				$ 34,702,040	34,702,040
Mutual funds		$ 301,294,630			301,294,630		$ 192,638,469			192,638,469
Common/collective trust funds		14,872,609			14,872,609		14,948,327			14,948,327
Participant loans receivable			$ 36,214,244		36,214,244			$ 32,736,157		32,736,157
Interest-bearing cash	12,365,397	13,322,576			25,687,973	10,455,236	4,362,276			14,817,512
	1,333,818,794	329,489,815	36,214,244	433,214,560	2,132,737,413	1,044,938,567	211,949,072	32,736,157	34,702,040	1,324,325,836
Net pending (purchases) sales	(639,537)				(639,537)	18,903				18,903
Note payable to The Sherwin-Williams Company				(433,214,560)	(433,214,560)				(34,702,040)	(34,702,040)
Net assets available for benefits	$ 1,333,179,257	$ 329,489,815	$ 36,214,244	$	$ 1,698,883,316	$ 1,044,957,470	$ 211,949,072	$ 32,736,157	$	$ 1,289,642,699

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2006				
	Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends on Diversified Investments and Loans		$ 20,885,028	$ 2,327,359		$ 23,212,387
Dividends on The Sherwin-Williams Company common stock	$ 17,399,715				17,399,715
Dividends on The Sherwin-Williams Company preferred stock				$ 7,883,258	7,883,258
Contributions from participants	21,727,847	24,305,727		23,104,306	69,137,880
Contributions from The Sherwin-Williams Company	11,866,357			35,681,884	47,548,241
Transfers from unallocated to participants	46,616,615	12,169,575		(58,786,190)	
Forgiveness of unpaid interest on note payable				2,166,111	2,166,111
	97,610,534	57,360,330	2,327,359	10,049,369	167,347,592
Decreases in net assets available for benefits:					
Benefits paid directly to participants	109,541,440	35,765,995	2,579,757		147,887,192
Interest expense on note payable				10,049,369	10,049,369
Fees	186,289	118,222			304,511
	109,727,729	35,884,217	2,579,757	10,049,369	158,241,072
Net realized and unrealized appreciation in fair value of investments	390,316,053	9,818,044			400,134,097
Participant directed transfers, net	(89,977,071)	86,246,586	3,730,485		
Net increase	288,221,787	117,540,743	3,478,087		409,240,617
Net assets available for benefits:					
Beginning of year	1,044,957,470	211,949,072	32,736,157		1,289,642,699
End of year	$ 1,333,179,257	$ 329,489,815	$ 36,214,244	$	$1,698,883,316

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2006 and 2005

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds):

Fidelity Diversified International Fund
Fidelity Freedom 2000 Fund®
Fidelity Freedom 2005 Fund℠
Fidelity Freedom 2010 Fund®
Fidelity Freedom 2015 Fund℠
Fidelity Freedom 2020 Fund®
Fidelity Freedom 2025 Fund℠
Fidelity Freedom 2030 Fund®
Fidelity Freedom 2035 Fund℠
Fidelity Freedom 2040 Fund®
Fidelity Freedom 2045 Fund®
Fidelity Freedom 2050 Fund®
Fidelity Freedom Income Fund®
Fidelity Institutional Short-Intermediate Government Fund
Fidelity Managed Income Portfolio II
Fidelity Mid-Cap Stock Fund
Fidelity Retirement Government Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity® Contrafund®
Fidelity® Equity-Income Fund
Fidelity® Inflation-Protected Bond Fund
Fidelity® Low-Priced Stock Fund
Fidelity® Magellan® Fund
Fidelity® Puritan® Fund
Lord Abbett Small-Cap Value Fund Y
Managers Special Equity Fund
Mutual Shares CLZ
Pimco Low Duration Fund (Institutional Class)
Spartan® U.S. Equity Index Fund
The Growth Fund of America®
Victory Diversified Stock Fund

Effective March 31, 2007, the Fidelity® Magellan® Fund was removed from the list of available investment funds. All amounts that were previously invested in that fund were either redirected by participants to another investment fund or, in the absence of timely participant direction, directed to a suitable Fidelity Freedom fund by the Plan Sponsor.

During the year, an unallocated suspense account held shares of preferred stock of the Company until compensation expense related to Plan contributions of Company common stock was earned at which time shares of preferred stock of the Company were redeemed for cash to be used to purchase common stock of the Company and other investments on the open market that were then credited to eligible employees' accounts.

Investments are stated at fair value. Participant loans receivable are valued at cost plus accrued interest which approximates fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan Year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices. The common/collective trust funds are stated at fair value as determined by the Trustee.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

The investment in the convertible serial preferred stock is recorded at fair value, which is the Plan's best estimate of fair value based on the conversion and/or redemption transactions involving the convertible serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.

Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Each eligible employee can contribute up to 20% of his salary subject to limitations imposed by law. An eligible employee may invest up to 100% of such eligible employee's future salary reduction (401(k) contributions) in all available investment options. The Company matches eligible employee's contributions 100% up to 6% of each eligible employee's salary reduction contribution beginning the quarter following the eligible employee's one-year anniversary with the Company. Eligible employees are 100% vested in Company contributions. Effective January 1, 2007, the Plan was amended to permit participants to

NOTE B—DESCRIPTION OF THE PLAN—CONTINUED

diversify both future and a portion of prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments.

On January 1, 2005, the Plan was amended to automatically enroll eligible new hires and to direct their contributions to the pre-selected Fidelity Freedom fund that closely matches a projected retirement age of 55. Employee contributions are initially established at 2% of pre-tax earnings. Effective January 1, 2007, the initial automatic enrollment percentage was changed from 2% to 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6%.

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees who attain the age of 55 and ten years of Plan participation are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Funds. Effective January 1, 2007, all participants may diversify both future and a portion of prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments.

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through monthly payroll deductions and credited to the eligible employee's account.

Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for

NOTE B—DESCRIPTION OF THE PLAN—CONTINUED

disclosure purposes. All investments in Diversified Investments except those that resulted from automatic enrollements are participant directed.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are not permitted until the eligible employee completes five years of vesting service. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible employee's salary reduction account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee and to finance the purchase (excluding mortgage payments) of a principal residence.

The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note F). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock, held in the Plan, generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Shares of the Series 2 Preferred stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common

NOTE B—DESCRIPTION OF THE PLAN—CONTINUED

stock of the Company and other investments on the open market that are then credited to eligible employees' accounts. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 66,785 shares of the 2006 issuance of Series 2 Preferred stock for cash in 2006. The Plan held 433,215 shares of Series 2 Preferred stock at December 31, 2006.

On August 27, 2003, the Company issued 350,000 shares of convertible serial preferred stock (Series 1 Preferred stock), no par value with cumulative quarterly dividends of $10.00 per share for $350,000,000 to the Plan. The Plan financed the acquisition of the Series 1 Preferred stock by borrowing $350,000,000 from the Company at the rate of 4.5 percent per annum (see Note F). The Series 1 Preferred stock was redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted was based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Series 1 Preferred stock was entitled to one vote upon all matters presented to the Company's shareholders. The Series 1 Preferred stock was pledged as collateral on the note payable to the Company. The Plan redeemed the remaining 34,702 shares of the 2003 issuance of Series 1 Preferred stock for cash in 2006.

Eligible employees may elect to have dividends paid on Company stock that is released from the suspense account either paid in cash or reinvested in the Plan. Generally, the amount subject to this election is the eligible employee's Salary Reduction Contribution for the preceding pay period plus the Company contribution attributable thereto. The election can only be made once per Plan Year and only when the Plan is actively leveraged.

NOTE C—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTE E—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds, fees relating to participant loan activity are borne by the eligible employees and all other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by Fidelity and, therefore, qualify as party-in-interest transactions.

NOTE F—NOTE PAYABLE TO THE SHERWIN-WILLIAMS COMPANY

As discussed in Note B, the Plan issued a $350,000,000 note at a rate of 4.5% per annum initially due August 27, 2013 (Note 1) to the Company in connection with the purchase of the Series 1 Preferred Stock. The remaining principle of $34,702,040 was serviced as a result of Plan contributions during 2006. Additionally, the Plan issued a $500,000,000 note due August 1, 2016 (Note 2) to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of Note 2. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. For the year ended December 31, 2006 principal on Note 2 was reduced by $66,785,440 as a result of Plan contributions for the year.

NOTE G—PLAN MERGERS

The Duron, Inc. 401(k) Profit Sharing Trust Agreement (Duron Plan) and the Paint Sundry Brands 401(k) Profit Sharing Plan (PSB Plan) merged into the Plan on April 8, 2005. Net assets aggregating $40,704,609 and $10,086,460, respectively, were physically transferred into the Plan and were available to the new participants associated with the mergers as of April 29, 2005 and April 12, 2005, respectively. All former participants of the Duron Plan and the PSB Plan at the time of merger are now covered by the terms and conditions of the Plan.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
*, # The Sherwin-Williams Company	$ 562,063,457	$ 1,321,453,397
Preferred Stock (unallocated):		
*, # The Sherwin-Williams Company	433,214,560	433,214,560
Mutual Funds:		
* Fidelity Institutional Short-Intermediate Government Fund	21,014,346	21,038,553
* Fidelity® Low-Priced Stock Fund	13,621,609	16,317,192
* Fidelity® Equity-Income Fund	15,566,527	17,455,006
* Fidelity® Contrafund®	22,902,648	24,727,527
* Spartan® U.S. Equity Index Fund	8,770,199	10,740,452
* Fidelity Mid-Cap Stock Fund	15,181,253	17,464,156
* Fidelity Diversified International Fund	23,876,348	27,739,343
* Fidelity Freedom 2020 Fund®	13,398,264	14,764,275
* Fidelity Freedom 2010 Fund®	15,278,344	15,914,920
Mutual Shares CL Z	13,494,545	14,805,124
* Fidelity Freedom 2030 Fund®	13,078,409	14,503,998
* Fidelity® Magellan® Fund	7,903,566	7,224,572
* Fidelity® Puritan® Fund	9,979,800	10,601,405
* Fidelity U.S. Bond Index Fund	8,006,922	7,934,784
Managers Special Equity Fund	4,669,604	4,637,180
Pimco Low Duration Fund (Institutional Class)	2,926,897	2,880,706
* Fidelity® Inflation-Protected Bond Fund	2,657,420	2,555,076
* Fidelity Freedom 2000 Fund®	1,625,714	1,662,509
* Fidelity Freedom Income Fund®	1,516,450	1,552,865
Lord Abbett Small-Cap Value Fund Y	15,460,479	14,990,663
* Fidelity Freedom 2015 FundSM	7,101,844	7,444,826
The Growth Fund of America®	18,933,756	21,578,427
* Fidelity Freedom 2035 FundSM	5,257,961	5,567,328
* Fidelity Freedom 2005 FundSM	2,741,998	2,849,641
* Fidelity Freedom 2025 FundSM	4,674,450	4,927,722
* Fidelity Freedom 2040 FundSM	5,653,573	6,357,681
* Fidelity Freedom 2045 FundSM	5,447	5,447
* Fidelity Freedom 2050 FundSM	462	462
Victory Diversified Stock Fund	2,158,555	2,216,902
Other	221,149	835,888
Common / Collective Trust Funds:		
* Fidelity Managed Income Portfolio II	14,872,609	14,872,609
Other:		
* Fidelity Retirement Government Money Market Portfolio	13,322,576	13,322,576
Interest-Bearing Cash	12,365,397	12,365,397
* Participant Loans Receivable, with interest rates ranges of 5.0% to 11.0%		36,214,244
	$ 1,313,517,138	$ 2,132,737,413

* Represents a Party-in-Interest.
\# Represents 5% or more of fair value of net assets available for benefits.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)–SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE AT TRANSACTION DATE	NET GAIN OR (LOSS)
CATEGORY (i)–SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS							
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Purchase	$ 500,000,000			$ 500,000,000	$ 500,000,000	
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 327,241,820		215,598,695	327,241,820	$ 111,643,125
	Purchases	113,517,021			113,517,021	113,517,021	
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		101,487,481		101,487,481	101,487,481	

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

D. J. Gauntner, Secretary of the Administrative
Committee of the Plan

June 27, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Registered Public Accounting Firm	16

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 26, 2007, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Cleveland, Ohio
June 27, 2007

END